Exhibit 12.1

	Six Months Ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	Amounts in 000's
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$22,271	$17,036	$52,074	$18,577	$(23,275)	$(13,968)	$22,743
Income Taxes	11,749	10,569	28,379	325	(12,237)	(4,491)	10,260

Income (Loss) From Continuing Operations before Income Taxes	34,020	27,605	80,453	18,902	(35,512)	(18,459)	33,003

Fixed Charges	39,912	38,240	72,652	67,685	101,514	79,303	68,305
Capitalized Interest	(1,937)	(739)	(1,504)	(2,849)	(3,276)	(1,858)	(660)
Total	$71,995	$65,106	$151,601	$83,738	$62,726	$58,986	$100,648

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$39,912	$38,240	$72,652	$67,685	$101,514	$79,303	$68,305

Total	$39,912	$38,240	$72,652	$67,685	$101,514	$79,303	$68,305

RATIO OF EARNINGS TO FIXED CHARGES	1.80	1.70	2.09	1.24			1.47
DEFICIENCY	$—	$—	$—	$—	$38,788	$20,317	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.